

13001054

PE 1/22/2013

NO ACT



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 15, 2013

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 3/15/13

Elizabeth A. Ising
Gibson, Dunn & Crutcher LLP
shareholderproposals@gibsondunn.com

Re: Exxon Mobil Corporation
Incoming letter dated January 22, 2013

Dear Ms. Ising:

This is in response to your letter dated January 22, 2013 concerning the shareholder proposal submitted to ExxonMobil by the John Maher Trust. We also have received a letter on the proponent's behalf dated February 12, 2013. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Ted Yu
Senior Special Counsel

Enclosure

cc: Sonia Kowal
Zevin Asset Management, LLC
sonia@zevin.com

March 15, 2013

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Exxon Mobil Corporation
Incoming letter dated January 22, 2013

The proposal requests that the board study the feasibility of adopting a policy prohibiting the use of treasury funds for direct and indirect political contributions.

We are unable to concur in your view that ExxonMobil may exclude the proposal under rule 14a-8(i)(3). We are unable to conclude that the proposal is so inherently vague or indefinite that neither the shareholders voting on the proposal, nor the company in implementing the proposal, would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires. Accordingly, we do not believe that ExxonMobil may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

We are unable to concur in your view that ExxonMobil may exclude the proposal under rule 14a-8(i)(11). In our view, the proposal does not substantially duplicate the proposal submitted to ExxonMobil by the United Steelworkers, Paper and Forestry, Rubber, Manufacturing, Energy, Allied Industrial and Service Workers International Union. Accordingly, we do not believe that ExxonMobil may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(11).

Sincerely,

Kate Beukenkamp
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

Zevin Asset Management, LLC
PIONEERS IN SOCIALLY RESPONSIBLE INVESTING

February 12, 2013

Via email: shareholderproposals@sec.gov

U.S. Securities and Exchange Commission
Division of Corporate Finance
Office of Chief Counsel
100 F Street, NE
Washington, DC 20549

Re: Shareholder Proposal of the John Maher Trust at ExxonMobil Corporation

Dear Sir or Madam:

Zevin Asset Management submits this letter in reply to ExxonMobil Corporation's (the "Company's) request for determination allowing the exclusion of the shareholder proposal ("Proposal") submitted by our client, the John Maher Trust, to the Company for inclusion in its 2013 proxy materials ("Proponent").

The resolved clause of the Proposal (attached in full) reads:

> The shareholders request that the Board of Directors study the feasibility of adopting a policy prohibiting the use of treasury funds for any direct or indirect political contributions intended to influence the outcome of an election or referendum, and report to shareholders on its findings by October 2013.

By letter to the Division dated January 22, 2013, the Company argues that the Proposal may be excluded from the 2013 proxy materials because:

a) It is "impermissibly vague and indefinite so as to be inherently misleading" in violation of Rule 14a-8(i)(3),
b) The Proposal substantially duplicates another shareholder proposal previously submitted to the Company that the Company intends to include in the Company's 2013 Proxy Materials, and is therefore excludable under Rule 14-a8(i)(11).

As we demonstrate below, the Company has failed to satisfy its burden of persuasion and should be ordered to include the Proposal in its upcoming proxy statement.

The Proposal is Not Impermissibly Vague Because "Treasury Funds" Has an Unambiguous Meaning That is Easily Understood by Both Shareholders and the Company.

In Section I of its letter, the Company claims that because the term, "treasury funds", is not defined in the Proposal, the Proposal is "impermissibly vague and indefinite so as to be inherently misleading .... because shareholders cannot make an informed decision on the merits of a proposal without at least knowing what they are voting on". (citing Staff Legal Bulletin 14-B, 9.15.04.)

Zevin Asset Management, LLC

PIONEERS IN SOCIALLY RESPONSIBLE INVESTING

Specifically, ExxonMobil has objected to the term "treasury funds", maintaining that the proposal fails to define the term. The Company states that "the phrase "treasury funds" is not used in business and finance". We respectfully disagree, noting that Symantec Corporation's statement on Political Disclosure and Accountability reads:

> "In accordance with Symantec's *Global Political Contributions Policy*, any political contributions must be made in accordance with all applicable laws and regulations and disclosed as required by law. Symantec does not allow use of corporate contributions in federal elections, and does not use corporate treasury funds for direct independent political expenditures. In addition, Symantec established an independent entity, the Symantec Political Action Committee (SymPAC), through which voluntary individual contributions from Symantec employees are used to support federal candidates and their campaigns. (See http://investor.symantec.com/phoenix.zhtml?c=89422&p=politicalda_pf)

This is a clear indication that the term "treasury funds" is readily used in business. We believe the term "treasury funds" in the context of the Proposal could not be reasonably understood to refer to "treasury stock" as suggested by the Company on page 4 of its letter. The definition of "treasury stock", according to the Merriam-Webster dictionary, is "issued stock reacquired by a corporation and held as an asset". It is very unlikely that a shareholder would confuse the two terms given their very different meanings.

We believe the Company in this case is searching for a reason to exclude the proposal, and any stockholder or company official with even the most basic understanding of finance and investing would understand that "treasury funds" refers to funds controlled by the Company, and is synonymous with "corporate funds".

We agree with the Company that this use of the term "would mean that the Proposal would not request that the Company explore a restriction on investment with indirect political contributions provided through a PAC".

The Staff has not concurred with similar arguments made with respect to proposals concerning corporate political spending, rejecting challenges that seek to inject uncertainty where none exists. For example, in Goldman Sachs (Feb. 18, 2011), the Staff rejected the company's argument that "expenditure" and "attempt to influence the general public, or segments, thereof" were "vague and susceptible to multiple interpretations." Similarly, the Staff declined to grant relief in Time Warner (Feb. 11, 2004) failing to concur with the company's argument that the terms "corporate resources," "partisan political activities," "political purposes," "political arena," and "related expenditures of money and other resources" were overly broad, and thus vague and misleading.

By contrast, in the determinations cited by the Company, the proposals did not address the subject of political spending, and the language at issue varied significantly from the terms challenged by the Company.

We further point to the SEC's recent rejection of an argument very much like the Company's in EQT Corp. (Jan. 23, 2013). There the proposal asked EQT's board to study the feasibility of adopting a policy prohibiting the use of treasury funds for direct and indirect political contributions. EQT claimed that the phrase "use of treasury funds" was excessively vague, supporting exclusion. The Staff disagreed and declined to grant relief, stating "We are unable to conclude that the proposal is so inherently vague or indefinite that neither the shareholders voting on the proposal, nor the

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company in implementing the proposal, would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires."

In summary, we believe that the Company has failed to demonstrate that shareholders would not understand what they are voting upon. Rather, the Company's arguments are simply built on an intentional disregard of the wide usage of the disputed term and concepts in the law and in numerous shareholder proposals, their acceptance by shareholders, and the SEC's record of rejecting similar attempts to argue that confusion is more apparent than meets the eye. We respectfully urge that the Company not be permitted to exclude the Proposal in reliance on Rule 14a-8(i)(3).

Response to Company's Claim That the Proposal is Excludable Because It Violates Rule 14a-8(i)(11) ("Substantially Duplicates Another Shareholder Proposal")

In Section II, the Company claims that the Proposal substantially duplicates another shareholder proposal previously submitted to the Company that the Company intends to include in the Company's 2013 Proxy Materials, and is therefore excludable under Rule 14-a8(i)(11). The Company claims that a prior proposal submitted by the United Steel Workers, Paper and Forestry, Rubber, Manufacturing, Energy, Allied Industrial and Service Workers International Union (the "USW Proposal") deals with substantially the same subject matter as the Proponent Proposal.

We disagree with the Company's view and urge Staff to deny the Company's no action request on the following grounds.

The USW proposal asks:

> **Resolved**, the shareholders of Exxon Mobil Corporation ("ExxonMobil") request the Board authorize the preparation of a report, updated annually, disclosing:
>
> 1. Company policy and procedures governing lobbying, both direct and indirect, and grassroots lobbying communications.
> 2. Payments by ExxonMobil used for (a) direct or indirect lobbying or (b) grassroots lobbying communications, in each case including the amount of the payment and the recipient.
> 3. ExxonMobil's membership in and payments to any tax-exempt organization that writes and endorses model legislation.
> 4. Description of the decision making process and oversight by management and the Board for making payments described in section 2 and 3 above.
>
> For purposes of this proposal, a "grassroots lobbying communication" is a communication directed to the general public that (a) refers to specific legislation or regulation, (b) reflects a view on the legislation or regulation and (c) encourages the recipient of the communication to take action with respect to the legislation or

regulation. "Indirect lobbying" is lobbying engaged in by a trade association or other organization of which ExxonMobil is a member.

Both "direct and indirect lobbying" and "grassroots lobbying communications" include efforts at the local, state and federal levels.

The report shall be presented to the Audit Committee or other relevant oversight committees of the Board and posted on the company's website.

There are two distinct differences between the USW Proposal and the Proponent's Proposal --the subject of the proposals as well as the action being sought.

The Proponent's Proposal does not deal with the same subject matter as the USW Proposal because the former deals solely with political contributions while the sole focus of the latter is lobbying, a subject distinct from political contributions "intended to influence the outcome of an election or referendum" as referenced in the Resolved Clause of the Proposal. Thus there is no overlap in the subject matter between the USW Proposal and the Proponent's Proposal.

The two proposals have clearly different goals and ask the Company to take very different actions. The Proponent's Proposal focuses on the Company discontinuing political spending. To that end, it asks the Company to conduct a one-time study examining the feasibility of no longer making direct or indirect political expenditures. The USW Proposal, by contrast, focuses on the transparency of lobbying, requesting that the Company provide periodic public disclosure of its lobbying activities.

The Company wrongly argues the central thrust of the two proposals is the same, since they each ask the Company to disclose its spending to shareholders. While the USW Proposal asks for disclosure, the Proponent's Proposal does not ask for disclosure. The Proponent's Proposal asks the Board of Directors study the feasibility of adopting a policy prohibiting the use of political contributions. Neither proposal mentions, or could be construed to mention, the principal thrust of the other. The USW Proposal does not mention political contributions and the Proponent proposal does not mention lobbying. Consequently, their principal thrust is not the same and Rule 14a-8(i)(11) is not a proper basis for the Proposal's exclusion.

Campaign-related spending aims to elect particular people or members of a certain party in office, or to influence the outcome of specific substantive ballot items on which individual voters will make a decision. Political spending for corporations like ExxonMobil, as Justice Kennedy stated in *Citizens United v. Federal Election Commission*, 558 U.S. 310 (210), are corporate spending of "general treasury funds ...for speech defined as an 'electioneering communication' or for speech expressly advocating the election or defeat of a candidate."

Lobbying, which is the sole focus of the USW Proposal, is an activity fully distinct from campaign-related spending. Lobbying, in contrast, does not seek to affect the outcome of elections or referenda; it rather takes as a given the identity and party affiliation of elected officials and seeks to shape legislation or regulation through direct contact with elected or other governmental officials. Merriam Webster Dictionary says "lobby" means "to conduct activities aimed at influencing public officials and especially members of a legislative body on legislation;", "to promote (as a project) or secure the passage of (as legislation) by influencing public officials" and "to attempt to influence or sway (as a public official) toward a desired action." (http://www.merriam-webster.com/dictionary/lobby)

The difference between campaign-related spending and lobbying is well established and is clearly reflected in the distinctly different legislative and regulatory treatment that governs these activities. At the federal level, lobbying is governed by the Lobbying Disclosure Act of 1995 ("LDA"), which requires registration of and reporting by lobbyists. Some states also regulate lobbying. Neither the LDA nor any state statute defines lobbying to include efforts to influence the outcome of a political campaign. (See 2 U.S.C. sections 1602(7) and (8) at http://www.ncsl.org/?tabid=15344, summarizing state statutory definitions of lobbying)

Campaign-related spending, on the other hand, is regulated through campaign finance law. At the federal level, campaign finance laws are administered by the Federal Election Commission. (See http://www.fec.gov/law/feca/feca.shtml (link to list of federal campaign finance laws); The Conference Board; Handbook on Corporate Political Activity 7-10 (2010), available at http://www.politicalaccountability.net/index.php?ht=a/GetDocumentAction/id/4084). Campaign finance laws set limits on the amount of donations and prohibit certain contributions altogether (See 2 U.S.C. section 441).

Investors also recognize that corporate lobbying and campaign-related spending present separate issues. The Council of Institutional Investors, a trade association for pension funds with over $3 trillion in assets under management, has a policy on "political giving" that focuses solely on the risks created by campaign-related spending (see http://www.cii.org/PoliticalGiving).

Similarly, the International Corporate Governance Network, a global organization whose members have $18 trillion in assets under management (see http://www.icgn.org), has published a Statement and Guidance on Political Lobbying and Donations. (ICON Statement and Guidance on Political Lobbying and Donations (June 2011), available at http://www.icgn.org/files/icgn_mainlpdfs/agm_reports/20 11/item_9.1_political_lobbying_&_donations.pdf). The ICON Statement includes separate definitions of" corporate political lobbying" and "corporate political donations" reflecting an understanding of the difference between those activities consistent with the coverage of the Lobbying Disclosure Proposal and the Political Disclosure Proposal (see id. at 5-6). The Statement describes the two types of activities as implicating different corporate governance concerns (Id. at 9).

Leading proxy advisor Institutional Shareholder Services has separate guidelines for proposals dealing with disclosure of campaign-related spending and lobbying. With respect to these different activities, ISS's guidelines provide separate recommendations, as follows:

- "Generally vote FOR proposals requesting greater disclosure of company's political contributions and trade association spending policies and activities."

- "Vote CASE-BY-CASE on proposals requesting information on a company's lobbying (including direct, indirect, and grassroots lobbying) activities, policies, or procedures," considering certain factors.

Zevin Asset Management, LLC
PIONEERS IN SOCIALLY RESPONSIBLE INVESTING

ISS, "2013 U.S. Proxy Voting Summary Guidelines," at 64 (Dec. 19, 2012) (available at http://www.issgovernance.com/files/20 13ISSUSSummaryGuidelines.pdf) ("20 13 ISS Guidelines")

In the same vein, in its 2012-2013 policy survey, ISS reported separately on investor and issuer views regarding lobbying disclosure, apart from campaign-related spending disclosure, reinforcing that it is a distinct governance issue from campaign related spending (see http://www.issgovernance.com/files/private/ISSPolicySurveyResults2012.pdf).

While the Company correctly notes that both the Proposal and the USW Proposal ask for certain information to be shared with stockholders (as is commonly asked for in shareholder proposals), the two proposals have clearly different **goals**, ask for clearly different **outcomes**, and thus have a clearly different and distinguishable "principal thrust" from one another.

- The Proponent's Proposal is clearly aimed at **discontinuing political spending**, and asks the Company to conduct a **one-time feasibility study** looking at prohibiting the use of treasury funds for political contributions.
- The USW Proposal, meanwhile, does not ask for an end to lobbying, but rather is focused on **transparency and disclosure** of lobbying, and seeks this transparency through a **periodic report to a board committee** that would also be posted on the Company's website.

* * * *

For the reasons submitted above, we maintain that the Company has failed to satisfy its burden of persuasion that the Proposal is excludable as vague or misleading, or because it duplicates another shareholder proposal. Accordingly, we respectfully ask that Staff decline to grant the relief requested by the Company. We appreciate the opportunity to be of assistance in this matter.

I would prefer (and hereby consent) to receive a copy of the Staff's response solely via email (sonia@zevin.com) if protocol permits. In the event that paper documents must be transmitted, they can be sent to the address below.

Thank you for your attention to this matter.

Sincerely,



Sonia Kowal
Director of Socially Responsible Investing

Zevin Asset Management, LLC
11 Beacon St, suite 1125
Boston, MA 02108

Cc: Elizabeth A. Ising, Gibson, Dunn & Crutcher, LLP (by email to: eising@gibsondunn.com)
David Henry, ExxonMobil Corporation (by email to: david.g.henry@exxonmobil.com)

Exxon Mobil Shareholder Proposal
Filed by Zevin Asset Management, LLC on behalf of the John Maher Trust

WHEREAS:
Corporate political spending is a highly contentious issue, made more prominent in light of the 2010 *Citizens United* Supreme Court case that affirmed companies' rights to make unlimited political expenditures to independent groups.

Corporations contributed to the estimated $6 billion spent on the 2012 electoral cycle through direct contributions to candidates and parties, ballot referenda, 527 committees and super PACs, as well as indirectly through trade associations and 501(c)4s, which do not have to reveal their donors. For example, the US Chamber of Commerce pledged to spend $100 million during the 2012 election cycle to support candidates. According to Public Citizen, only 32% of groups broadcasting electioneering communications during the 2010 primaries revealed the donor identities in their Federal Election Commission filings.

In February 2010, 80% of those polled by ABC News/Washington Post opposed the *Citizens United* decision – across party lines. More recently, 80-90% of respondents in a Bannon Communications poll agreed, across party lines, with the following statements: there is "too much money in politics"; corporate political spending "drowns out the voices of average Americans"; corporations and corporate CEOs have "too much political power and influence"; and corporate political spending has made federal and state politics more negative and corrupt.

Political spending can backfire on reputation and bottom line. In 2010, Target and Valero received unwanted attention, consumer boycotts, and protests for their support of controversial candidates and ballot measures. Seventy-nine percent of those polled by Bannon said they would boycott a company to protest its political spending; 65% would sell stock in the company; over half would ask their employer to remove the company from their retirement account.

Exxon Mobil's affiliates, political action committee and employees have given $8.5 million to federal candidates for office since the 2002 election cycle (Center for Responsive Politics). At the state level, Exxon Mobil, its subsidiaries and employees have given over $5.7 million to candidates since 2003 (Institute for Money in State Politics). An unreported amount was expended on ballot referenda, political convention host committees, trade association political spending and/or other politically oriented recipients.

A growing number of companies have discontinued political spending either directly or through third parties (Sustainable Endowments Institute).

RESOLVED:
The shareholders request that the Board of Directors study the feasibility of adopting a policy prohibiting the use of treasury funds for any direct or indirect political contributions intended to influence the outcome of an election or referendum, and report to shareholders on its findings by October 2013.

SUPPORTING STATEMENT:
Recent academic work has highlighted the risks of corporate political spending to the broader economy (Igan, 2009), and some studies suggest it correlates negatively with shareholder value (Coates, 2012). Given the risks, potential negative impact, and questionable value of corporate political spending, we believe a prudent policy would include an end to direct political giving, and an end to indirect giving by instructing trade associations and other nonprofits not to use Exxon Mobil's contributions, dues or fees toward political ends.

From: Thamodaran, Aarthy S. <AThamodaran@gibsondunn.com>
Sent: Tuesday, January 22, 2013 5:20 PM
To: shareholderproposals
Subject: Exxon Mobil (John Maher Trust)
Attachments: Exxon Mobil (John Maher Trust).pdf

Follow Up Flag: Follow up
Flag Status: Completed

Attached on behalf of our client, Exxon Mobil, please find our no-action request with respect to the shareholder proposal and statements in support thereof submitted by the John Maher Trust.

Aarthy S. Thamodaran*
*** Admitted only in Virginia; practicing under the supervision of the Principals of the Firm.**

GIBSON DUNN

Gibson, Dunn & Crutcher LLP
1050 Connecticut Avenue, N.W., Washington, DC 20036-5306
Tel +1 202.887.3594 • Fax +1 202.530.4201
AThamodaran@gibsondunn.com • www.gibsondunn.com

GIBSON DUNN

Gibson, Dunn & Crutcher LLP
1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306
Tel 202.955.8500
www.gibsondunn.com

Elizabeth A. Ising
Direct: +1 202.955.8287
Fax: +1 202.530.9631
Eising@gibsondunn.com

January 22, 2013

VIA E-MAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *Exxon Mobil Corporation*
Shareholder Proposal of the John Maher Trust
Securities Exchange Act of 1934—Rule 14a-8

Ladies and Gentlemen:

This letter is to inform you that our client, Exxon Mobil Corporation (the "Company"), intends to omit from its proxy statement and form of proxy for its 2013 Annual Meeting of Shareholders (collectively, the "2013 Proxy Materials") a shareholder proposal (the "Proposal") and statements in support thereof submitted by Zevin Asset Management, LLC on behalf of the John Maher Trust (the "Proponent").

Pursuant to Rule 14a-8(j), we have:

- filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the Company intends to file its definitive 2013 Proxy Materials with the Commission; and
- concurrently sent copies of this correspondence to the Proponent.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D") provide that shareholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to the Proposal, a copy of that correspondence should concurrently be furnished to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

THE PROPOSAL

The Proposal states:

> The shareholders request that the Board of Directors study the feasibility of adopting a policy prohibiting the use of treasury funds for any direct or indirect political contributions intended to influence the outcome of an election or referendum, and report to shareholders on its findings by October 2013.

A copy of the Proposal, the supporting statement and related correspondence with the Proponent is attached to this letter as Exhibit A.

BASES FOR EXCLUSION

We hereby respectfully request that the Staff concur in our view that the Proposal may be excluded from the 2013 Proxy Materials pursuant to:

- Rule 14a-8(i)(3) because the Proposal is impermissibly vague and indefinite so as to be inherently misleading; and
- Rule 14a-8(i)(11) because the Proposal substantially duplicates another shareholder proposal previously submitted to the Company that the Company intends to include in the Company's 2013 Proxy Materials.

ANALYSIS

I. The Proposal May Be Excluded Under Rule 14a-8(i)(3) Because The Proposal Is Impermissibly Vague And Indefinite So As To Be Inherently Misleading.

Rule 14a-8(i)(3) permits the exclusion of a shareholder proposal if the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials. The Proposal fails to define a critical term or otherwise provide guidance on how it should be interpreted. Specifically, the Proposal does not define the term "treasury funds," a key component of its recommendation. Thus, the Proposal is excludable under Rule 14a-8(i)(3) as it is impermissibly vague and indefinite so as to be inherently misleading.

The Staff consistently has taken the position that vague and indefinite shareholder proposals are inherently misleading and therefore excludable under Rule 14a-8(i)(3) because shareholders cannot make an informed decision on the merits of a proposal without at least knowing what they are voting on. *See* Staff Legal Bulletin No. 14B (Sept. 15, 2004) (noting that a shareholder proposal may be excludable if "neither the shareholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires"); *see also Dyer v. SEC*, 287 F.2d 773, 781 (8th Cir. 1961) ("[I]t appears to us that the proposal, as drafted and submitted to the company, is so vague and indefinite as to make it impossible for either the board of directors or the shareholders at large to comprehend precisely what the proposal would entail."). The Staff on numerous occasions has concurred that a shareholder proposal was sufficiently misleading so as to justify its exclusion where a company and its shareholders might interpret the proposal differently, such that "any action ultimately taken by the [c]ompany upon implementation [of the proposal] could be significantly different from the actions envisioned by shareholders voting on the proposal." *Fuqua Industries, Inc.* (avail. Mar. 12, 1991); *see Bank of America Corp.* (avail. June 18, 2007) (concurring with the exclusion of a shareholder proposal in reliance on Rule 14a-8(i)(3) calling for the board of directors to compile a report "concerning the thinking of the Directors concerning representative payees" as "vague and indefinite"); *Puget Energy, Inc.* (avail. Mar. 7, 2002) (permitting exclusion of a proposal requesting that the company's board of directors "take the necessary steps to implement a policy of improved corporate governance").

Under these standards, the Staff consistently has concurred with the exclusion under Rule 14a-8(i)(3) of shareholder proposals that fail to define critical terms or phrases or otherwise fail to provide guidance on what is required to implement the proposals. For example, in *General Electric Co.* (avail. Jan. 23, 2003) a shareholder proposal sought an "individual cap on salaries and benefits" for the company's officers and directors, yet failed to define various terms, including the term "benefits." Arguing that the proposal's failure to define this term rendered it vague and indefinite, the company stressed that "benefits" could conceivably refer to a variety of compensation, including medical insurance, life insurance, and stock options. Thus, shareholders may interpret the term differently and, if the proposal were successful, the implementation may be different from what shareholders expected. The Staff concurred in the exclusion of the proposal. *See also General Electric Co.* (avail. Feb. 10, 2011) (concurring with the exclusion under Rule 14a-8(i)(3) of a proposal asking that executives relinquish preexisting "executive pay rights," which term was not defined or explained); *General Electric Co.* (avail. Dec. 31, 2009) (concurring with the exclusion under Rule 14a-8(i)(3) of a proposal asking that each board member with at least eight years of tenure be "forced ranked" and that the "bottom ranked" director not be re-nominated); *General Motors Corp.* (avail. Mar. 26, 2009) (concurring with the exclusion under Rule 14a-8(i)(3) of a proposal to "eliminate all incentives for the CEOS and the Board of Directors" that did not define "incentives").

Similar to the above precedent, the Proposal contains a key term—"treasury funds"—that is not defined. The Proposal requests that the Company's Board of Directors undertake a study on the feasibility of adopting a policy that would prohibit the use of "treasury funds" for political contributions. The term "treasury funds" is of critical importance in the Proposal as this is the only item upon which the policy that is referenced in the Proposal would place restrictions. Yet, the Proposal fails to define this critical term or to provide any description of what this term might entail.

The lack of any guidance as to the meaning of this term is especially significant because the phrase "treasury funds" is not used in business or finance and in fact has no generally understood meaning at all. In the absence of a readily understood meaning, the term "treasury funds" reasonably can be interpreted in at least two different ways:

- **Campaign finance terminology.** The Proponent could intend "treasury funds" to be used in the manner that the Supreme Court used the term in *Citizens United v. Federal Election Comm'n*, 558 U.S. 310 (2010). While the Court did not explicitly define the term "general treasury funds" in *Citizens United*, the Court seems to use the term to represent the opposite of segregated corporate funds, also known as Political Action Committees. *See id.* at 887 ("Corporations and unions are barred from using their general treasury funds for express advocacy or electioneering communications. They may establish, however, a 'separate segregated fund' (known as a political action committee, or PAC) for these purposes."). This is a specialized use of the term that shareholders voting on the proposal could not be expected to understand. Moreover, even this usage of the term is not well established or well-defined. *See* Frances R. Hill, *Implications of Citizens United for the 2010 Election and Beyond*, A.L.I., A.B.A. 103, 118 (2010) (questioning whether "treasury funds," as used in *Citizens United*, is a "term of art or a general reference encompassing funds from any and all sources controlled by the corporation"). Importantly, this use of the term would mean that the Proposal would not request that the Company explore a restriction on involvement with indirect political contributions provided through a PAC, even though the Proponent refers to the Company's PAC contributions in the recitals explaining the background of the Proposal.

- **Corporate funds.** "Treasury funds" could be thought to refer to a specific (yet unidentified) category of corporate funds. The term "treasury stock" has a particular meaning in the context of public company balance sheets: shares of previously-issued stock that have been reacquired by the issuer but not cancelled. Shareholders could associate the term "treasury funds" with the term "treasury stock" and believe, for example, that the Proposal only applies to funds that otherwise would be used to fund stock repurchases, or to funds derived from the sale of treasury stock. However shareholders might interpret the phrase, they likely would expect the term to have a different meaning from the notion of

> general corporate funds and to imply that there is a distinction between treasury funds subject to the Proposal and non-treasury funds that are not subject to the Proposal.

The Proponent's reliance on a specialized term to address a critical aspect of the Proposal and the failure to clarify the meaning of that term renders the proposal vague and ambiguous. Without a definition of "treasury funds," "neither the shareholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." Staff Legal Bulletin No. 14B (Sept. 15, 2004). Accordingly, we believe that the Proposal is misleading as a result of its vague and indefinite nature and, thus, is excludable under Rule 14a-8(i)(3).

II. The Proposal May Be Excluded Under Rule 14a-8(i)(11) Because It Substantially Duplicates Another Proposal That The Company Intends To Include In Its 2013 Proxy Materials.

Rule 14a-8(i)(11) provides that a shareholder proposal may be excluded if it "substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting." The Commission has stated that "the purpose of [Rule 14a-8(i)(11)] is to eliminate the possibility of shareholders having to consider two or more substantially identical proposals submitted to an issuer by proponents acting independently of each other." Exchange Act Release No. 12999 (Nov. 22, 1976). When two substantially duplicative proposals are received by a company, the Staff has indicated that the company may exclude the latter proposal, assuming that the company includes the earlier proposal in its proxy materials. *See Great Lakes Chemical Corp.* (avail. Mar. 2, 1998); *see also Pacific Gas and Electric Co.* (avail. Jan. 6, 1994).

On December 10, 2012, before the December 12, 2012 date upon which the Company received the Proposal, the Company received a proposal from the United Steelworkers, Paper and Forestry, Rubber, Manufacturing, Energy, Allied Industrial and Service Workers International Union (the "USW Proposal"). *See* Exhibit B. The Company intends to include the USW Proposal in its 2013 Proxy Materials. The USW Proposal states:

> **Resolved,** the shareholders of Exxon Mobil Corporation ("ExxonMobil") request the Board authorize the preparation of a report, updated annually, disclosing:
>
> 1. Company policy and procedures governing lobbying, both direct and indirect, and grassroots lobbying communications.

> 2. Payments by ExxonMobil used for (a) direct or indirect lobbying or (b) grassroots lobbying communications, in each case including the amount of the payment and the recipient.
>
> 3. ExxonMobil's membership in and payments to any tax-exempt organization that writes and endorses model legislation.
>
> 4. Description of the decision making process and oversight by management and the Board for making payments described in section 2 and 3 above.
>
> For purposes of this proposal, a "grassroots lobbying communication" is a communication directed to the general public that (a) refers to specific legislation or regulation, (b) reflects a view on the legislation or regulation and (c) encourages the recipient of the communication to take action with respect to the legislation or regulation. "Indirect lobbying" is lobbying engaged in by a trade association or other organization of which ExxonMobil is a member.
>
> Both "direct and indirect lobbying" and "grassroots lobbying communications" include efforts at the local, state and federal levels.
>
> The report shall be presented to the Audit Committee or other relevant oversight committees of the Board and posted on the company's website.

The standard that the Staff traditionally has applied for determining whether shareholder proposals are substantially duplicative is whether the proposals present the same "principal thrust" or "principal focus." *Pacific Gas & Electric Co.* (avail. Feb. 1, 1993). If they do so, the more recent proposal may be excluded as substantially duplicative of the first proposal despite differences in the terms or breadth of the proposals and even if the proposals request different actions. Particularly relevant here, in *Abbott Labs* (avail. Feb. 4, 2004), the Staff concurred that a proposal that the company limit senior executive salaries, bonuses, long-term equity compensation, and severance payments was substantially duplicative of a proposal requesting adoption of a policy prohibiting future stock option grants to senior executives. Similarly, in *Wells Fargo & Co.* (avail. Feb. 8, 2011), the Staff concurred that a proposal seeking a review and report on the company's internal controls regarding loan modifications, foreclosures and securitizations was substantially duplicative of a proposal seeking a report that would include "home preservation rates" and "loss mitigation outcomes," even though the information sought under one of the proposals would not necessarily be encompassed by the other proposal.

The principal thrust of both the Proposal and the USW Proposal is the same: bringing about increased disclosure and oversight of the Company's political-related policies and expenditures. The resolutions of both Proposals address a perceived need for the Company's Board of Directors to study and report to shareholders on the Company's political spending, including both "direct" and "indirect" contributions.

The fact that the Proposal and the USW Proposal share the same principal thrust is further evidenced by the following elements of the proposals:

- *Both proposals seek to provide information to shareholders.* Although the supporting statement to the Proposal states that "we believe a prudent policy would include an end to direct political giving," nothing in the Proposal would require that the Company actually stop making political contributions. Instead, the Proposal asks that the Company provide to its shareholders the findings of a study on the feasibility of prohibiting political contributions. Likewise, the USW Proposal asks the Company to prepare an annually updated report to be made available on the Company's website providing information about the Company's lobbying expenditures. Both proposals, therefore, seek to provide additional information to the Company's shareholders but do not require further action on the Company's behalf.

- *The proposals use very broad language to describe political and lobbying expenditures.* The proposals request information concerning indirect payments for political and lobbying expenditures, as well as direct payments, in the requested reports. The Proposal covers "direct or indirect contributions intended to influence the outcome of an election or referendum," which appears to include any election or referendum at any level of government. The USW Proposal defines grassroots lobbying communications as communications that, among other things, encourage the general public to take action with respect to targeted legislation or regulation. It specifically includes "direct and indirect" efforts and contributions at the "local, state and federal levels."

- *Both proposals address the Company's policies and procedures for political-related expenditures.* In studying the feasibility of prohibiting political contributions as requested by the Proposal, the Company would be required to examine the Company's policies and procedures governing political expenditures as part of its efforts to determine the effect political contributions have on the Company. Likewise, the USW Proposal specifically asks the Company to report on its "policies and procedures governing lobbying," and not just its payments made. Consideration by the Board of its policies for making certain expenditures, as contemplated by the USW Proposal, necessarily includes a consideration of the alternative of not making such expenditures, as contemplated by the Proposal. Thus, the reports called for by the two proposals, despite their differences in characterization, both concern the same issues.

- *Both proposals also express particular concern for greater disclosure of indirect contributions.* The Proposal states that corporations make significant contributions "through trade associations and 501(c)(4)s, which do not have to reveal their donors." Further, the Proposal's supporting statement notes that "we believe a prudent policy would include . . . an end to indirect giving by instructing trade associations and other nonprofits not to use Exxon Mobil's contributions, dues or fees toward political ends." Similarly, the USW Proposal in its supporting statement expresses that it values "transparency and accountability," and notes that "ExxonMobil does not disclose its memberships in, or payments to, trade associations, or the portions of such amounts used for lobbying." Each proposal cites political spending by well-known trade associations, such as the Chamber of Commerce, the Business Roundtable, and the American Petroleum Institute, as an example of the lack of transparency in corporate political spending.

- *Finally, both proposals discuss the risks of insufficient oversight of corporate political spending.* The Proposal gives multiple examples in its supporting statement of companies that suffered public backlash over their political spending and cites academic work highlighting certain "risks of corporate political spending." The USW Proposal encourages transparency in the use of "corporate funds," arguing that "absent of a system of accountability, company assets could be used for objectives contrary to Exxon's long-term interests."

Thus, both of the proposals address a perceived need for enhanced disclosure and oversight of political-related policies and expenditures. Accordingly, the Proposal substantially duplicates the earlier-received USW Proposal.

The Staff has concurred that a variety of different shareholder proposals addressing political contributions or political spending are substantially duplicative where the terms and the breadth of the two proposals, including the actions requested, are somewhat different, but the principal thrust and focus are substantially the same. *See, e.g., FedEx Corp.* (avail. Jul. 21, 2011) (permitting exclusion of a proposal requesting an annual report and advisory shareholder vote on political contributions as substantially similar to another proposal requesting a semi-annual report detailing expenditures used to participate in political campaigns and the formal policies for such expenditures); *Citigroup, Inc.* (avail. Jan. 28, 2011) (concurring that a proposal requesting a report on "lobbying contributions and expenditures" substantially duplicated a proposal requesting a report on "political contributions and expenditures"); *General Motors Corp. (Catholic Healthcare West)* (avail. Apr. 5, 2007) (permitting exclusion of a proposal requesting a report on the company's political contributions and policies governing them because it substantially duplicated an earlier proposal requesting annual disclosure of the company's political contributions); and *Bank of America Corp.* (avail. Feb. 14, 2006) (permitting exclusion of a proposal that would require the company to disclose its "policies and procedures" for political contributions and its contributions made to various political entities because it was substantially similar to an earlier proposal that would require the company to publish details of its political contributions in certain newspapers).

The fact that the Proposal is concerned with "political" activities and the USW Proposal is concerned with "lobbying" activities does not distinguish the principal thrust of the two proposals. The Staff consistently has concurred that proposals relating to political and lobbying activities are substantially duplicative. *See, e.g., WellPoint, Inc.* (avail. Feb. 24, 2012) (concurring that proposal requesting report disclosing company's lobbying activities could be excluded under Rule 14a-8(i)(11) as substantially duplicative of proposal requesting report disclosing company's "[p]olicies and procedures for political contributions and expenditures"); *Union Pacific Corp.* (avail. Feb. 1, 2012) (*recon. denied* Mar 30, 2012) (concurring that proposal requesting report disclosing company's political contributions and expenditures could be excluded under Rule 14a-8(i)(11) as substantially duplicative of proposal requesting report disclosing company's lobbying activities).

Moreover, the fact that the particular actions requested by the Proposal and the USW Proposal vary does not serve to distinguish the principal thrust of the two proposals, as illustrated by the Staff's decision in *Chevron Corp.* (avail. Mar. 23, 2009, *recon. denied* Apr. 6, 2009). In *Chevron*, the Staff concurred that a shareholder proposal asking that Chevron prepare a report on the "environmental damage" resulting from "expanding oil sands operations in the Canadian boreal forest" could be excluded as substantially duplicative of a proposal that Chevron "publicly adopt quantitative, long-term goals . . . for reducing total greenhouse gas emissions" and report to shareholders its plans to achieve such goals. Even though one proposal requested a report on environmental damage and the other requested goals on reducing greenhouse gases, the Staff agreed that the principal focus of the two proposals was the same. Similarly, the fact that the Proposal calls for a study and report on the feasibility of adopting a particular policy and the USW Proposal calls for a report does not change the fact that the principal thrust of each proposal is to bring about increased disclosure and oversight of the Company's political-related expenditures. Further, the two proposals at issue are not comparable to the proposals in *Bristol-Myers Squibb Co.* (avail. Feb. 11, 2004). In *Bristol-Myers Squibb*, the Staff was unable to concur that a proposal requesting Bristol-Myers Squibb to implement a policy prohibiting political contributions was substantially duplicative of a proposal requesting that the company publish a list of its political contributions in major newspapers. There, one proposal focused on informing shareholders about Bristol-Myers Squibb's political contributions, whereas the other proposal directly requested a policy prohibiting political contributions entirely. In the case at hand, both the Proposal and the USW Proposal seek to inform the Company's shareholders without requiring that the Company stop its current practices concerning political expenditures.

Finally, shareholders would have to consider substantially the same matters if asked to vote on both the Proposal and the USW Proposal. Because it was earlier received, the USW Proposal will be included in the Company's 2013 Proxy Materials and thus will be considered by shareholders. Because they will therefore already have to consider an increased level of disclosure and oversight of the Company's political expenditures, including both direct and indirect expenditures, shareholders would be required to consider two proposals on this topic if forced to vote on both Proposals. As noted above, one of the purposes of Rule 14a-8(i)(11) "is to eliminate the possibility of shareholders having to consider two or more substantially identical proposals submitted to an issuer by proponents acting independently of each other." Exchange Act Release No. 12999 (Nov. 22, 1976).

Accordingly, consistent with the Staff's previous interpretations of Rule 14a-8(i)(11), the Proposal may be excluded as substantially duplicative of the USW Proposal.

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2013 Proxy Materials.

We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Correspondence regarding this letter should be sent to shareholderproposals@gibsondunn.com. If we can be of any further assistance in this matter, please do not hesitate to call me at (202) 955-8287 or James E. Parsons, the Company's Coordinator for Corporate and Securities Law, at (972) 444-1478.

Sincerely,



Elizabeth A. Ising

Enclosures

cc: James E. Parsons, Exxon Mobil Corporation
Sonia Kowal, Zevin Asset Management, LLC
John Maher, Trustee, The John Maher Trust

GIBSON DUNN

EXHIBIT A

ORIGINAL

RECEIVED
DEC 12 2012
D.G HENRY

From: Sonia Kowal [mailto:sonia@zevin.com]
Sent: Wednesday, December 12, 2012 01:31 PM
To: Rosenthal, David S; Nemeth, Sandra J
Subject: shareholder proposal filing - political donations

Dear Mr. Rosenthal,

Please find attached documents relating to our filing of a shareholder proposal regarding political donations at Exxon. This proposal has also been sent by fax.

Regards,

Sonia Kowal

Sonia Kowal
Director of Socially Responsible Investing | Zevin Asset Management, LLC
50 Congress Street, Suite 1040 | Boston, MA 02109
617.742.6666 x308 | sonia@zevin.com
www.zevin.com

Pioneers in Socially Responsible Investing

ORIGINAL

Zevin Asset Management, LLC

PIONEERS IN SOCIALLY RESPONSIBLE INVESTING

RECEIVED
DEC 12 2012
D. G HENRY

December 12, 2012

Sent via fax (972-444-1505) and *email to* david.s.rosenthal@exxonmobil.com

Mr. David S. Rosenthal
Secretary
Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, TX 75039-2298

Re: Shareholder Proposal for 2013 Annual Meeting

Dear Mr. Rosenthal:

Enclosed please find our letter filing the political donations proposal to be included in the proxy statement of Exxon Mobil (the "Company") for its 2013 annual meeting of stockholders.

Zevin Asset Management is a socially responsible investment manager which integrates financial and environmental, social, and governance research in making investment decisions on behalf of our clients.

Zevin Asset Management holds, on behalf of our clients, 38,761 shares of the Company's common stock held among different custodians. We are filing on behalf of one of our clients, the John Maher Trust (the Proponent), who has continuously held, for at least one year of the date hereof, 6,105 shares of the Company's common stock which would meet the requirements of Rule 14a-8 under the Securities Exchange Act of 1934, as amended. Verification of this ownership from a DTC participating bank (number 0221), UBS Financial Services Inc, is enclosed.

Zevin Asset Management, LLC has complete discretion over the Proponent's shareholding account at UBS Financial Services Inc which means that we have complete discretion to buy or sell investments in the Proponent's portfolio. Let this letter serve as a confirmation that the Proponent intends to continue to hold the requisite number of shares through the date of the Company's 2013 annual meeting of stockholders.

Zevin Asset Management, LLC is the lead filer for this proposal. We will send a representative to the stockholders' meeting to move the shareholder proposal as required by the SEC rules.

Zevin Asset Management welcomes the opportunity to discuss the proposal with representatives of the Company. Please confirm receipt to me 617-742-6666 x308 or sonia@zevin.com.

Sincerely,



Sonia Kowal
Director of Socially Responsible Investing
Zevin Asset Management, LLC

Enclosed

[illegible] Street, Suite [illegible], Boston, MA 02[illegible] • www.zevin.com • PHONE 617 742-6666 • FAX 617 742-6660 • [illegible]@zevin.com

Exxon Mobil Shareholder Proposal
Filed by Zevin Asset Management, LLC on behalf of the John Maher Trust

ORIGINAL

WHEREAS:
Corporate political spending is a highly contentious issue, made more prominent in light of the 2010 *Citizens United* Supreme Court case that affirmed companies' rights to make unlimited political expenditures to independent groups.

Corporations contributed to the estimated $6 billion spent on the 2012 electoral cycle through direct contributions to candidates and parties, ballot referenda, 527 committees and super PACs, as well as indirectly through trade associations and 501(c)4s, which do not have to reveal their donors. For example, the US Chamber of Commerce pledged to spend $100 million during the 2012 election cycle to support candidates. According to Public Citizen, only 32% of groups broadcasting electioneering communications during the 2010 primaries revealed the donor identities in their Federal Election Commission filings.

In February 2010, 80% of those polled by ABC News/Washington Post opposed the *Citizens United* decision – across party lines. More recently, 80-90% of respondents in a Bannon Communications poll agreed, across party lines, with the following statements: there is "too much money in politics"; corporate political spending "drowns out the voices of average Americans"; corporations and corporate CEOs have "too much political power and influence"; and corporate political spending has made federal and state politics more negative and corrupt.

Political spending can backfire on reputation and bottom line. In 2010, Target and Valero received unwanted attention, consumer boycotts, and protests for their support of controversial candidates and ballot measures. Seventy-nine percent of those polled by Bannon said they would boycott a company to protest its political spending; 65% would sell stock in the company; over half would ask their employer to remove the company from their retirement account.

Exxon Mobil's affiliates, political action committee and employees have given $8.5 million to federal candidates for office since the 2002 election cycle (Center for Responsive Politics). At the state level, Exxon Mobil, its subsidiaries and employees have given over $5.7 million to candidates since 2003 (Institute for Money in State Politics). An unreported amount was expended on ballot referenda, political convention host committees, trade association political spending and/or other politically oriented recipients.

A growing number of companies have discontinued political spending either directly or through third parties (Sustainable Endowments Institute).

RESOLVED:
The shareholders request that the Board of Directors study the feasibility of adopting a policy prohibiting the use of treasury funds for any direct or indirect political contributions intended to influence the outcome of an election or referendum, and report to shareholders on its findings by October 2013.

SUPPORTING STATEMENT:
Recent academic work has highlighted the risks of corporate political spending to the broader economy (Igan, 2009), and some studies suggest it correlates negatively with shareholder value (Coates, 2012). Given the risks, potential negative impact, and questionable value of corporate political spending, we believe a prudent policy would include an end to direct political giving, and an end to indirect giving by instructing trade associations and other nonprofits not to use Exxon Mobil's contributions, dues or fees toward political ends.

ORIGINAL

Zevin Asset Management

PIONEERS IN SOCIALLY RESPONSIBLE INVESTING

RECEIVED
DEC 12 2012
D. G. HENRY

December 12, 2012

To Whom It May Concern:

Please find attached DTC participant (number 0221) UBS Financial Services Inc's custodial proof of ownership statement of Exxon Mobil from the John Maher Trust. Zevin Asset Management, LLC is the investment advisor to the John Maher Trust and filed a share holder resolution on political donations on the John Maher Trust's behalf.

This letter serves as confirmation that the John Maher Trust is the beneficial owner of the above referenced stock.

Sincerely,



Sonia Kowal

Director of Socially Responsible Investing
Zevin Asset Management, LLC

ORIGINAL



UBS Financial Services Inc.
One Post Office Square
Boston, MA 02109
Tel. 617-439-8000
Fax 617-439-8474
Toll Free 800-225-1385

www.ubs.com

December 12, 2012

To Whom It May Concern:

This is to confirm that DTC participant (number 0221) UBS Financial Services Inc is the custodian for 6105 shares of common stock in Exxon Mobil (XOM) owned by the John Maher Trust.

We confirm that the above account has beneficial ownership of at least $2,000 in market value of the voting securities of XOM and that such beneficial ownership has continuously existed for one or more years in accordance with rule 14a-8(a)(1) of the Securities Exchange Act of 1934.

The shares are held at Depository Trust Company under the Nominee name of UBS Financial Services.

This letter serves as confirmation that the John Maher Trust is the beneficial owner of the above referenced stock.

Zevin Asset Management, LLC is the investment advisor to the John Maher Trust and is planning to co-file a share holder resolution on the John Maher Trust's behalf.

Sincerely,

Kelley A. Bowker
Assistant to Myra G. Kolton
Senior Vice President / Investments

Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving,TX 75039-2298

David S. Rosenthal
Vice President, Investor Relations
and Secretary

ExxonMobil

December 20, 2012

VIA UPS – OVERNIGHT DELIVERY

Sonia Kowal
Zevin Asset Management, LLC
50 Congress Street, Suite 1040
Boston, MA 02109

Dear Ms. Kowal:

This will acknowledge receipt of the proposal on December 12, 2012, concerning a political contributions policy (the "Proposal"), which you have submitted on behalf of the John Maher Trust (the "Proponent") in connection with Exxon Mobil Corporation's (the "Company") 2013 annual meeting of shareholders. By copy of a letter from UBS Financial Services Inc., share ownership has been verified.

Please provide us with evidence that Zevin Asset Management ("Zevin") has authority to submit a shareholder proposal on behalf of the John Maher Trust. Absent such evidence, it would appear that the Proposal is being submitted to the Company by Zevin, in which case Zevin must provide proof of its own ownership of at least $2000 of the Company's shares entitled to vote on the Proposal for at least one year as of the date the Proposal was submitted to the Company, as required by Rule 14a-8(b) under the Securities Exchange Act of 1934.

In addition, under Rule 14a-8(b) (copy enclosed), a shareholder proponent must provide the company with a written statement that the proponent intends to continue to hold the requisite number of shares through the date of the shareholders' meeting at which the proposal will be voted on by the shareholders. Although your letter purports to provide such a statement, the statement is insufficient because you have not provided evidence of your authority to make such a statement on the John Maher Trust's behalf. In addition, to the extent the statement is based on Zevin's discretion over the John Maher Trust's account, it is insufficient because the John Maher Trust presumably has the ability to override your discretion. To remedy this defect, either (1) the John Maher Trust must submit a written statement that it intends to continue holding the requisite number of Company shares through the date of the Company's 2013 Annual Meeting of Shareholders; or (2) Zevin must provide evidence that it is authorized to make such a statement on the John Maher Trust's behalf.

The SEC's rules require that any response to this letter must be postmarked or transmitted electronically to us no later than 14 calendar days from the date this letter is received. Please mail any response to me at ExxonMobil at the address shown above.

Alternatively, you may send your response to me via facsimile at 972-444-1505, or by email to jeanine.gilbert@exxonmobil.com.

You should note that, if the proposal is not withdrawn or excluded, the Proponent or the Proponent's representative, who is qualified under New Jersey law to present the proposal on the Proponent's behalf, must attend the annual meeting in person to present the proposal. Under New Jersey law, only shareholders or their duly constituted proxies are entitled as a matter of right to attend the meeting.

If the Proponent intends for you or another representative to present the proposal on the Proponent's behalf, the Proponent must provide documentation signed by him that specifically identifies the intended representative by name and specifically authorizes the representative to act as the Proponent's proxy at the annual meeting. To be a valid proxy entitled to attend the annual meeting, the Proponent's representative must have the authority to vote the Proponent's shares at the meeting. A copy of this authorization meeting state law requirements should be sent to my attention in advance of the meeting. The Proponent's authorized representative should also bring an original signed copy of the proxy documentation to the meeting and present it at the admissions desk, together with photo identification if requested, so that our counsel may verify the representative's authority to act on the Proponent's behalf prior to the start of the meeting.

In the event there are co-filers for this proposal and in light of the guidance in SEC staff legal bulletin 14F dealing with co-filers of shareholder proposals, it is important to ensure that the lead filer has clear authority to act on behalf of all co-filers, including with respect to any potential negotiated withdrawal of the proposal. Unless the lead filer can represent that it holds such authority on behalf of all co-filers, and considering SEC staff guidance, it will be difficult for us to engage in productive dialogue concerning this proposal.

Note that under Staff Legal Bulletin No. 14F, the SEC will distribute no-action responses under Rule 14a-8 by email to companies and proponents. We encourage all proponents and any co-filers to include an email contact address on any additional correspondence, to ensure timely communication in the event the proposal is subject to a no-action request.

We are interested in discussing this proposal and will contact you in the near future.

Sincerely,



DSR/ljg

Enclosure

From:	Sonia Kowal <sonia@zevin.com>
Sent:	Wednesday, January 02, 2013 10:03 AM
To:	Gilbert, Jeanine
Cc:	Rosenthal, David S
Subject:	Authorization letter from the John Maher Trust
Attachments:	Letter of Authorization John Maher Trust.pdf

RECEIVED
JAN 02 2013
D G HENRY

January 2, 2013

David S. Rosenthal
Vice President, Investor Relations and Secretary
Exxon Mobile
5959 Las Colinas Boulevard
Irving, TX 75039-2298

Dear Mr. Rosenthal,

We acknowledge receipt of your letter dated December 20th which raises questions related to Zevin Asset Management's shareholder proposal regarding political donations.

You have asked for evidence that Zevin Asset Management has the authority to act on behalf of the John Maher Trust. Please find attached a letter from John Maher, Trustee, which confirms this authority.

Sincerely,

Sonia Kowal

Sonia Kowal
Director of Socially Responsible Investing | Zevin Asset Management, LLC
50 Congress Street, Suite 1040 | Boston, MA 02109
617.742.6666 x308 | sonia@zevin.com
www.zevin.com

Pioneers in Socially Responsible Investing

December 26, 2012

To Whom It May Concern:

For the record, I would like to state that I am pleased with the engagement practices of Zevin Asset Management, including proxy voting, company dialogues and the filing of shareholder resolutions on behalf of shares held by the John Maher Trust. It is important to me as a client that this takes place.

Zevin Asset Management, LLC has full authority to submit shareholder proposals on behalf of the John Maher Trust. Furthermore, the John Maher Trust intends to continue to hold the requisite number of Exxon Mobil shares through the date of the Company's 2013 Annual Meeting.

Sincerely,



John Maher

Trustee, The John Maher Trust

GIBSON DUNN

EXHIBIT B

From:	Gilchrist, Shawn <sgilchrist@usw.org>
Sent:	Monday, December 10, 2012 3:22 PM
To:	Gilbert, Jeanine
Subject:	Emailing: Exxon 2013 Resolution Pckg
Attachments:	Exxon 2013 Resolution Pckg.pdf

Jeanine,

Thanks for your help! Let me know if everything is in order. A hard copy has been mailed too.

I can send the resolution in a word file if needed.

Shawn Gilchrist
USW Strategic Campaigns Dept
5 Gateway Center
Pittsburgh, PA 15202
412-562-6968 - work
412-865-7350 - cell

Your message is ready to be sent with the following file or link attachments:

Exxon 2013 Resolution Pckg

Note: To protect against computer viruses, e-mail programs may prevent sending or receiving certain types of file attachments. Check your e-mail security settings to determine how attachments are handled.



RECEIVED
DEC 10 2012
D. G HENRY

Stan Johnson
International Secretary-Treasurer

December 7, 2012

Mr. David S. Rosenthal
Corporate Secretary
Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, TX 75039-2298

Dear Mr. Rosenthal:

On behalf of the United Steelworkers, Paper and Forestry, Rubber, Manufacturing, Energy, Allied Industrial and Service Workers International Union (USW), owner of 116 shares of Exxon Mobil Corporation common stock, I write to give notice that pursuant to the 2012 proxy statement of Exxon Mobil Corporation (the "Company"), USW intends to present the attached proposal (the "Proposal") at the 2013 annual meeting of shareholders (the "Annual Meeting"). USW requests that the Company include the Proposal in the Company's proxy statement for the Annual Meeting.

A letter from USW's custodian banks documenting USW's continuous ownership of the requisite amount of the Company stock for at least one year prior to the date of this letter is being sent under separate cover. USW also intends to continue its ownership of at least the minimum number of shares required by the SEC regulations through the date of the annual meeting.

The Proposal is attached. I represent that USW or its agent intends to appear in person or by proxy at the Annual Meeting to present the Proposal. I declare that the Fund has no "material interest" other than that believed to be shared by stockholders of the Company generally. Please direct all questions or correspondence regarding the Proposal to the attention of Shawn Gilchrist. I can be reached at 412-562-2400.

Sincerely,

Stanley W. Johnson
International Secretary-Treasurer

Attachment

United Steel, Paper and Forestry, Rubber, Manufacturing, Energy, Allied Industrial and Service Workers International Union

Five Gateway Center, Pittsburgh, PA 15222 • 412-562-2325 • 412-562-2317 (Fax) • www.usw.org



Whereas, corporate lobbying exposes our company to risks that could affect the company's stated goals, objectives, and ultimately shareholder value, and

Whereas, we rely on the information provided by our company to evaluate goals and objectives, and we, therefore, have a strong interest in full disclosure of our company's lobbying to assess whether our company's lobbying is consistent with its expressed goals and in the best interests of shareholders and long-term value.

Resolved, the shareholders of Exxon Mobil Corporation ("ExxonMobil") request the Board authorize the preparation of a report, updated annually, disclosing:

1. Company policy and procedures governing lobbying, both direct and indirect, and grassroots lobbying communications.

2. Payments by ExxonMobil used for (a) direct or indirect lobbying or (b) grassroots lobbying communications, in each case including the amount of the payment and the recipient.

3. ExxonMobil's membership in and payments to any tax-exempt organization that writes and endorses model legislation.

4. Description of the decision making process and oversight by management and the Board for making payments described in section 2 and 3 above.

For purposes of this proposal, a "grassroots lobbying communication" is a communication directed to the general public that (a) refers to specific legislation or regulation, (b) reflects a view on the legislation or regulation and (c) encourages the recipient of the communication to take action with respect to the legislation or regulation. "Indirect lobbying" is lobbying engaged in by a trade association or other organization of which ExxonMobil is a member.

Both "direct and indirect lobbying" and "grassroots lobbying communications" include efforts at the local, state and federal levels.

The report shall be presented to the Audit Committee or other relevant oversight committees of the Board and posted on the company's website.

Supporting Statement

As shareholders, we encourage transparency and accountability in the use of staff time and corporate funds to influence legislation and regulation both directly and indirectly. Absent a system of accountability, company assets could be used for objectives contrary to ExxonMobil's long-term interests.

ExxonMobil spent approximately $25.18 million in 2010 and 2011 on direct federal lobbying activities (Senate reports). These figures do not include lobbying expenditures to influence legislation in states. ExxonMobil lobbies at the state level with at least 286 lobbyists in 35 states between 2003 and 2011 (National Institute on Money in State Politics). ExxonMobil is listed as a member of the American Petroleum Institute ("API"), and Rex Tillerson is a member of the Business Roundtable ("BRT"). In 2010 and 2011, API spent more than $12 million on lobbying and BRT spent more than $23 million on lobbying. ExxonMobil does not disclose its memberships in, or payments to, trade associations, or the portions of such amounts used for lobbying.

We encourage our Board to require comprehensive disclosure related to direct, indirect and grassroots lobbying.